Via Facsimile and U.S. Mail
Mail Stop 4720

April 30, 2010

Mr. William J. Wheeler
Executive Vice President and
Chief Financial Officer
MetLife, Inc.
200 Park Avenue
New York, New York 10166

Re: MetLife, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2009
Filed February 26, 2010
File Number: 001-15787

Dear Mr. Wheeler:

We have reviewed your filing and have the following comments. We have limited our review to your financial statements and related disclosures and do not intend to expand our review to other portions of your document. In our comments, we ask you to provide us with information to better understand your disclosure. Where a comment requests you to revise disclosure, the information you provide should show us what the revised disclosure will look like and identify the annual or quarterly filing, as applicable, in which you intend to first include it. If you do not believe that revised disclosure is necessary, explain the reason in your response. After reviewing the information provided, we may raise additional comments and/or request that you amend your filing.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Item 7- Management Analysis of Financial Position and Results of Operations
Summary of Critical Accounting Estimates
Embedded Derivatives, page 73

1.   Please revise your disclosure to include quantified and narrative disclosure of the impact that reasonably likely changes in the company's own credit risk used to estimate fair value would have on the financial statements.

Consolidated Results of Operations
Year Ended December 31, 2009 compared with the Year Ended December 31, 2008,
page 80

2.   Please revise your disclosure to reconcile the amount disclosed for the
        unfavorable variance in net investment gains (losses) of $5.2 billion to the amount
        disclosed on the income statement. Please disclose the amounts attributable to
        each factor included to explain the negative change in freestanding derivatives on
        page 82. Finally, please disclose the amount of the losses attributable to a
        narrowing of the company's own credit spread.

3.   Please include an explanation for the change in the provision for income tax
        expense (benefit) in results of operations.

4.   In your discussion of other expenses you reference several factors that contributed
        to the increase in expense. This discussion did not quantify the impact that each
        of these significant factors had individually. Please revise your disclosure to
        quantify the changes that resulted from each of the significant factors referenced.
        This also applies to other disclosure in your document where multiple factors are
        referenced, but not quantified.

Notes to the Consolidated Financial Statements
Note 3. Investments
Mortgage Loans, page F-65

5.   Please disclose, preferably in a table, loans in your commercial loan portfolio
        grouped by current loan-to-value ratio, as appropriate, to provide informative
        disclosure about different levels of loan-to-value ratio along with the
        corresponding fair value. For example, groupings could include loans classified as
        low, medium or high loan-to-value ratio with a note explaining the definition of
        low, medium and high.

                                        * * * *

        Please provide us the information requested within 10 business days or tell us
when you will provide us with a response. Please furnish a cover letter with your response
that keys your response to our comments. Detailed cover letters greatly facilitate our
review. Please furnish your letter on EDGAR under the form type label CORRESP.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes all information required under
the Securities Exchange Act of 1934 and that they have provided all information
investors require for an informed investment decision. Since the company and its
management are in possession of all facts relating to a company's disclosure, they are
responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in your letter, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Vanessa Robertson, Staff Accountant, at (202) 551-3649 or Mary Mast, Senior Staff Accountant, at (202) 551-3613 if you have any questions regarding the comments. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief
Accountant